Exhibit 99.94

Collective Mining to Present at the OTCQX Best 50 Virtual Investor
Conference on Thursday, April 18th, 2024 at 10:30am ET

Toronto, Ontario, April 16, 2024 – Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FWB: GG1) (“Collective” or the “Company”) is pleased to announce that Ari Sussman, Executive Chairman, will present live at the OTCQX Best 50 Virtual Investor Conference hosted by VirtualInvestorConferences.com, on April 18th, 2024.

DATE: Thursday, April 18, 2024

TIME: 10:30 a.m. ET

LINK: https://bit.ly/48OzEYk

This will be a live, interactive online event where investors are invited to ask the company questions in real-time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that online investors pre-register and run the online system check to expedite participation and receive event updates.

Learn more about the event at www.virtualinvestorconferences.com.

Ari Sussman, Executive Chairman of Collective will be providing an overview of the Company’s main Apollo porphyry system as well as it’s newly announced porphyry discoveries. The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s 2024 objectives is to expand the Apollo system, prove that the recent discoveries at the Olympus and Trap targets evolve into large scale systems and make a new discovery at either the Box, Tower, or X target.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

Management, insiders and a strategic investor own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

About Virtual Investor Conferences®

Virtual Investor Conferences (VIC) is the leading proprietary investor conference series that provides an interactive forum for publicly traded companies to seamlessly present directly to investors.

Providing a real-time investor engagement solution, VIC is specifically designed to offer companies more efficient investor access.  Replicating the components of an on-site investor conference, VIC offers companies enhanced capabilities to connect with investors, schedule targeted one-on-one meetings and enhance their presentations with dynamic video content. Accelerating the next level of investor engagement, Virtual Investor Conferences delivers leading investor communications to a global network of retail and institutional investors.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

Virtual Investor Conferences

John M. Viglotti

SVP Corporate Services, Investor Access

OTC Markets Group

(212) 220-2221

johnv@otcmarkets.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.